MONARCH PLAZA SUITE 1600 3414 PEACHTREE ROAD N.E. ATLANTA, GEORGIA 30326 PHONE: 404.577.6000 FAX: 404.221.6501
WWW.BAKERDONELSON.COM

HOWARD S. HIRSCH

Direct Dial: 404-443-6703

Direct Fax: 404-238-9626

E-Mail Address: hhirsch@bakerdonelson.com

July 24, 2009

Mr. Duc Dang, Staff Attorney                                                                                           VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, DC 20549

Re:	Strategic Storage Trust, Inc. Post-Effective Amendment No. 5 filed on July 20, 2009 File No. 333-146959

Dear Mr. Dang:

Pursuant to our telephone conversation of July 24, 2009, we commit to you, on behalf of Strategic Storage Trust, Inc. (the “Company”) to include disclosures related to fees paid to affiliates in the base of the Company’s next prospectus supplement filed pursuant to Rule 424(b)(3).

If you have any questions with respect to any of the foregoing, please do not hesitate to contact us.

Sincerely,

/s/ Howard S. Hirsch

Howard S. Hirsch

For Baker, Donelson, Bearman, Caldwell & Berkowitz, PC